Exhibit (a)(1)(vii)

December 10, 2025

Dear Investor,

Thank you for your investment in Blackstone Private Credit Fund (“BCRED”) and entrusting Blackstone as a steward of your capital.

BCRED has continued to invest into what we believe is an attractive market for private credit. By design, BCRED is an income-oriented strategy, focused on lending to larger companies in historically resilient sectors – constructed with the goal of delivering income while aiming to mitigate downside risk across market cycles. Today, BCRED is the world’s largest private credit fund,1 and its scale can offer multiple advantages to investors, which is a testament to our strategy and the value we have delivered to shareholders.

BCRED benefits from a defensively positioned portfolio and attractive asset-level yields that have produced its 9.6%2 annualized distribution rate and its 10.0%3 annualized inception to date total return based on the October 31, 2025 net asset value (“NAV”) for Class I Common Shares. Notably, BCRED’s non-accrual rate remains lower than the average of our private credit BDC peer set.4

Capital inflows for Q4 2025 to date are approximately $3.3 billion bringing full year 2025 fundraising to $14.5 billion,5 the highest level since inception. Fourth quarter repurchases are estimated to be approximately 4.5% of shares outstanding as of September 30, 2025.6 BCRED will honor all tenders for the latest quarterly repurchase period, which ended December 2, 2025. We will disclose the final dollar value of repurchases in February (after striking December 31, 2025 NAV) as part of BCRED’s ordinary course filings.

BCRED was built to capitalize on opportunities across different environments. As the private credit market expands and mergers and acquisitions activity is expected to pick up, we continue to see opportunities for disciplined deployment at scale.

Sincerely,

Blackstone Private Credit Fund

Blackstone | 1

END NOTES

Past performance does not predict future returns and there can be no assurance that the fund will achieve results to those of any of Blackstone Credit & Insurance’s prior funds or be able to implement its strategy or achieve its investment objectives, including due to an inability to access sufficient investment opportunities.

Certain information contained in this letter constitutes “forward looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “can,” “could,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates”, “confident,” “conviction,” “identified” or the negative versions of these words or other comparable words thereof. These may include financial projections and estimates and their underlying assumptions, statements about plans, objectives and expectations with respect to future operations, statements regarding future performance, statements regarding economic and market trends and statements regarding identified but not yet closed investments. Such forward-looking statements are inherently subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in such statements. BCRED believes these factors also include but are not limited to those described under the section entitled “Risk Factors” in its prospectus, and any such updated factors included in its periodic filings with the Securities and Exchange Commission (the “SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this letter (or BCRED’s prospectus and other filings). Except as otherwise required by federal securities laws, BCRED undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

____________

1.      Reflects Preqin data as of October 31, 2025, as published on December 5, 2025, based on all funds in the private credit asset class, Blackstone Credit & Insurance analysis of company earnings presentations and calls as of September 30, 2025, and latest publicly available data of Blackstone Credit & Insurance peers.

2.      Annualized Distribution Rate reflects November’s distribution annualized and divided by last reported NAV from October. Distributions are not guaranteed. Past performance does not predict future returns. Distributions have been and may in the future be funded through sources other than net investment income. See BCRED’s prospectus. Please visit the Shareholders page on BCRED’s website for notices regarding distributions subject to Section 19(a) of the Investment Company Act of 1940, as amended. We cannot guarantee that we will make distributions, and if we do, we may fund such distributions from sources other than cash flow from operations, including the sale of assets, borrowings, return of capital, or offering proceeds, and although we generally expect to fund distributions from cash flow from operations, we have not established limits on the amounts we may pay from such sources. As of October 31, 2025, 100% of inception to date distributions were funded from net investment income or realized short-term capital gains, rather than a return of capital. A return of capital (1) is a return of the original amount invested, (2) does not constitute earnings or profits and (3) will have the effect of reducing the basis such that when a shareholder sells its shares the sale may be subject to taxes even if the shares are sold for less than the original purchase price. Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by Blackstone Credit BDC Advisors LLC (the “Sub-Adviser”) or its affiliates, that may be subject to reimbursement to the Sub-Adviser or its affiliates. The repayment of any amounts owed to our affiliates will reduce future distributions to which you would otherwise be entitled. Annualized Distribution Rate for other share classes are as follows: 8.8.% for Class S and 9.4% for Class D.

3.      Inception date for Class I and Class S shares: January 7, 2021. Inception date for Class D shares: May 1, 2021. Total Net Return is calculated as the change in NAV per share during the period, plus distributions per share (assuming dividends and distributions are reinvested) divided by the beginning NAV per share. Returns greater than one year are annualized. Inception-to-date (“ITD”) total return for Class S (no/with upfront placement fee): 9.1%/8.3%. ITD total return for Class D (no/with upfront placement fee): 9.4%/9.0%. All returns shown are derived from unaudited financial information and are net of all BCRED expenses, including general and administrative expenses, transaction related expenses, management fees, incentive fees, and share class specific fees, but exclude the impact of early repurchase deductions on the repurchase of shares that have been outstanding for less than one year. Past performance does not predict future returns. Class S and Class D listed as (With Upfront Placement Fee or Brokerage Commissions) reflect the

Blackstone | 2

returns after the maximum upfront placement fees. Class S and Class D listed as (No Upfront Placement Fee or Brokerage Commissions) exclude upfront placement fees. Class I does not have upfront placement fees. The returns have been prepared using unaudited data and valuations of the underlying investments in BCRED’s portfolio which are estimates of fair value and form the basis for BCRED’s NAV. Valuations based upon unaudited reports from the underlying investments may be subject to later adjustments, may not correspond to realized value and may not accurately reflect the price at which assets could be liquidated.

4.      As of September 30, 2025 for BCRED and based on latest publicly available data for the private credit BDC peer set (described below). Non-accrual rate is calculated for each BDC in the private credit BDC peer set as the amortized cost of loans on non-accrual divided by total amortized cost of the investment portfolio and excludes equity investments in unconsolidated joint ventures and separately managed accounts. Non-accrual status of a given loan is self-reported by each BDC and is intended to indicate when there is reasonable doubt that said loan’s principal or interest will be collected in full. Accrued interest is generally reversed when a loan is placed on non-accrual status. Additionally, any original issue discount and market discount are no longer accreted to interest income as of the date the loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest is paid current and, in management’s judgment, are likely to remain current. Management may make exceptions to this treatment and determine to not place a loan on non-accrual status if the loan has sufficient collateral value and is in the process of collection. Peer non-accrual rates as of September 30, 2025, except OSCF which is as of June 30, 2025. The private credit BDC peer set includes traded business development companies (“traded BDCs”) and non-traded business development companies (“non-traded BDCs”). Traded BDCs include BDCs which are externally-managed with market capitalizations in excess of $1 billion as of December 31, 2024 (excluding BXSL, which is managed by the same investment adviser as BCRED and has significant overlap in its investments with BCRED): Ares Capital Corporation (ARCC), Bain Capital Specialty Finance, Inc. (BCSF), Barings BDC, Inc. (BBDC), Blue Owl Capital Corporation (OBDC), FS KKR Capital Corp. (FSK), Goldman Sachs BDC, Inc. (GSBD), Golub Capital BDC, Inc. (GBDC), Kayne Anderson BDC, Inc. (KBDC), MidCap Financial Investment Corporation (MFIC), Morgan Stanley Direct Lending Fund (MSDL), New Mountain Finance Corporation (NMFC), Oaktree Specialty Lending Corporation (OCSL), Prospect Capital Corporation (PSEC) and Sixth Street Specialty Lending, Inc. (TSLX). Non-traded BDCs include BDCs which are externally-managed, had effective registration statements as of 2024 and were broadly distributed, have broad exposure across industries in their investments and are not sector-focused, and had net asset values in excess of $2 billion as of December 31, 2024: Apollo Debt Solutions BDC (ADS), Ares Strategic Income Fund (ASIF), Blue Owl Credit Income Corp. (OCIC), Golub Capital Private Credit Fund (GCRED), HPS Corporate Lending Fund (HLEND) and Oaktree Strategic Credit Fund (OSCF).

5.      Includes subscriptions closed quarter to date as of December 9, 2025. Q4 2025 inflows are not yet final and are subject to finalization with BCRED’s transfer agent. Capital inflows for Q4 2025 include estimated DRIP proceeds.

6.      Based on information received from BCRED’s transfer agent as of December 9, 2025. Repurchase amounts are not yet final and are subject to finalization with BCRED’s transfer agent.

Blackstone | 3